Exhibit 99.1
CARVE-OUT FINANCIAL STATEMENTS
OF
PETROJARL VARG

INDEX TO CARVE-OUT FINANCIAL STATEMENTS OF PETROJARL VARG

Page

Carve-Out Financial Statements
Report of Independent Registered Public Accounting Firm	1
Carve-Out Statements of Income (Loss) for the years ended December 31, 2008 and 2007, the three months ended December 31, 2006 and the nine months ended September 30, 2006	2
Carve-Out Statements of Comprehensive Income (Loss) for the years ended December 31, 2008 and 2007, the three months ended December 31, 2006 and the nine months ended September 30, 2006	3
Carve-Out Balance Sheets as of December 31, 2008 and 2007	4
Carve-Out Statements of Cash Flows for the years ended December 31, 2008 and 2007, the three months ended December 31, 2006 and the nine months ended September 30, 2006	5
Carve-Out Statements of Changes in Owner’s Equity for the years ended December 31, 2008 and 2007, the three months ended December 31, 2006 and the nine months ended September 30, 2006	6
Notes to Carve-Out Financial Statements	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of TEEKAY OFFSHORE PARTNERS LP
We have audited the accompanying carve-out balance sheets of Petrojarl Varg (Successor) as of December 31, 2008 and 2007, and the related carve-out statements of income (loss), comprehensive income (loss), cash flows and changes in owner’s equity from October 1 to December 31, 2006, January 1 to December 31, 2007 and January 1 to December 31, 2008. We have also audited the carve-out statements of income, comprehensive income, cash flows and changes in owner’s equity of Petrojarl Varg (Predecessor) for January 1 to September 30, 2006. These carve-out financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these carve-out financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the carve-out financial statements are free of material misstatement. We were not engaged to perform an audit of Petrojarl Varg’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audits procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Petrojarl Varg’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the carve-out financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petrojarl Varg (Successor) at December 31, 2008 and 2007, and the carve-out results of operations and cash flows from October 1 to December 31, 2006, January 1 to December 31, 2007 and January 1 to December 31, 2008, and the carve-out results of operations and cash flows for January 1 to September 30, 2006 of Petrojarl Varg (Predecessor), in conformity with U.S. generally accepted accounting principles.
As discussed in Note 11 to the carve-out financial statements, on January 1, 2007, Petrojarl Varg adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB No. 109.

Vancouver, Canada	/s/ ERNST & YOUNG LLP
March 16, 2010	Chartered Accountants

PETROJARL VARG (Notes 1 and 2)
CARVE-OUT STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars)

	Successor			Predecessor
	Year	Year	Three Months	Nine Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	September 30,
	2008	2007	2006	2006
	$	$	$	$

REVENUES	96,416	93,453	23,702	62,049

OPERATING EXPENSES
Vessel operating expenses ($661, $nil, $nil and $nil from related parties — note 12d)	42,201	37,424	9,242	20,993
Depreciation and amortization	20,096	17,659	4,415	6,104
General and administrative expense ($7,183, $7,815, $2,242 and $9,539 from related parties — notes 12a and 12d)	7,183	7,815	2,242	9,539
Goodwill impairment	127,403	—	—	—

Total operating expenses	196,883	62,898	15,899	36,636

Income (loss) from vessel operations	(100,467)	30,555	7,803	25,413

OTHER ITEMS
Interest expense ($(16,704), $(24,583), $(6,702) and $(6,597) from related parties — note 12b)	(16,704)	(24,583)	(6,702)	(6,597)
Interest income	71	191	201	123
Realized and unrealized gain (loss) on non-designated derivative instruments ($(37,244), $(7,153), $763 and $(621) from related parties — notes 12c and 12d)	(37,244)	(7,153)	763	(621)
Foreign currency gain (loss)	(50)	1,918	609	531
Other expense	(7)	(5)	(3)	(4)

Total other items	(53,934)	(29,632)	(5,132)	(6,568)

Income (loss) before income taxes and non-controlling interest	(154,401)	923	2,671	18,845

Income tax benefit (expense) (note 11)	5,640	(11,997)	(3,207)	(3,546)
Non-controlling interest expense	(3,741)	(6,054)	(1,913)	—

Net income (loss)	(152,502)	(17,128)	(2,449)	15,299

The accompanying notes are an integral part of the carve-out financial statements.

PETROJARL VARG (Notes 1 and 2)
CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. dollars)

	Successor			Predecessor
	Year	Year	Three Months	Nine Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	September 30,
	2008	2007	2006	2006
	$	$	$	$

Net income (loss)	(152,502)	(17,128)	(2,449)	15,299

Other comprehensive loss, net of tax:
Unrealized loss on qualifying cash flow hedging instruments (net of tax of $1,017)	(2,615)	—	—	—
Realized loss on qualifying cash flow hedging instruments (net of tax of ($317))	815	—	—	—
Pension plan adjustments (net of tax of $1,044 — 2008 and $149 — 2007) (note 13)	(2,685)	(248)	—	—

Total other comprehensive loss, net of tax	(4,485)	(248)	—	—

Comprehensive income (loss)	(156,987)	(17,376)	(2,449)	15,299

The accompanying notes are an integral part of the carve-out financial statements.

PETROJARL VARG (Notes 1 and 2)
CARVE-OUT BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	December 31,	December 31,
	2008	2007
	$	$

ASSETS
Current
Cash and cash equivalents	860	7,635
Accounts receivable, including unbilled and other receivables of $2,078 (2007 — $1,806)	11,806	5,042
Prepaid expenses	1,795	1,441
Derivative instruments (note 10)	—	2,022

Total current assets	14,461	16,140

Vessels and equipment
At cost, less accumulated depreciation of $69,277 (2007 — $49,181)	320,144	264,304
Derivative instruments (note 10)	—	852
Deferred tax assets	6,332	11,995
Other non-current assets	1,096	807
Goodwill	—	82,357

Total assets	342,033	376,455

LIABILITIES AND OWNER’S EQUITY
Current
Accounts payable	2,650	3,802
Accrued liabilities	3,660	3,465
Current portion of long-term debt (note 8)	—	5,300
Current portion of derivative instruments (note 10)	11,198	2,168
Current portion of unfavorable contract	4,857	9,794

Total current liabilities	22,365	24,529

Long-term debt (note 8)	270,778	221,602
Derivative instruments (note 10)	35,981	9,972
Unfavorable contract	—	4,857
Other liabilities	3,970	1,108

Total liabilities	333,094	262,068

Non-controlling interest	—	21,390

Owner’s equity
Owner’s equity	13,806	93,245
Accumulated other comprehensive loss	(4,867)	(248)

Total owner’s equity	8,939	92,997

Total liabilities and owner’s equity	342,033	376,455

The accompanying notes are an integral part of the carve-out financial statements.

PETROJARL VARG (Notes 1 and 2)
CARVE OUT STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Successor			Predecessor
	Year	Year	Three Months	Nine Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	September 30,
	2008	2007	2006	2006
	$	$	$	$

Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	(152,502)	(17,128)	(2,449)	15,299
Non-cash items:
Goodwill impairment (note 5)	127,403	—	—	—
Depreciation and amortization	20,096	17,659	4,415	6,104
Amortization of unfavorable contracts	(9,794)	(10,457)	(2,469)	—
Unrealized loss (gain) from derivative instruments	35,413	9,488	(828)	621
Deferred income tax expense (benefit)	(5,640)	11,997	2,034	—
Non-controlling interest expense	3,741	6,054	1,913	—
Other	(271)	(1,176)	(275)	(411)
Change in non-cash working capital items related to operating activities:
Accounts receivable	(6,764)	7,672	(6,773)	4,584
Prepaid expenses	(354)	102	(1,420)	1,306
Accounts payable	(1,152)	393	1,226	(584)
Accrued liabilities	195	668	(2,616)	2,223

Net operating cash flow	10,371	25,272	(7,242)	29,142

FINANCING ACTIVITIES
Prepayments of long-term debt	(19,085)	—	—	—
Scheduled repayments of long-term debt	(5,300)	—	—	—
Proceeds from long-term debt	68,261	23,326	65,738	137,838
Debt issuance costs	—	(551)	(1,399)	—
Equity contributions from / (distributions to) owner, net	73,063	(50,470)	163,289	(141,274)

Net financing cash flow	116,939	(27,695)	227,628	(3,436)

INVESTING ACTIVITIES
Purchase of Teekay Petrojarl ASA — net of cash acquired of $31,451 (2006) (note 4)	(134,183)	—	(210,231)	—

Net investing cash flow	(134,183)	—	(210,231)	—

Effect of exchange rate changes on cash and cash equivalents	98	(28)	(69)	(144)

Net change in cash and cash equivalents	(6,775)	(2,451)	10,086	25,562
Cash and cash equivalents, beginning of period	7,635	10,086	—	5,889

Cash and cash equivalents, end of period	860	7,635	10,086	31,451

Supplemental cash flow information:
Cash paid during the period for:
Income taxes	—	—	1,173	3,546
Interest	16,544	23,398	6,469	6,463

The accompanying notes are an integral part of the carve-out financial statements.

PETROJARL VARG (Notes 1 and 2)
CARVE-OUT STATEMENTS OF CHANGES IN OWNER’S EQUITY
(in thousands of U.S. dollars)

		Accumulated
		Other	Total
	Owner’s	Comprehensive	Owner’s
	Equity	Loss	Equity
	$	$	$

Predecessor:

Balance as at December 31, 2005	164,329	—	164,329

Net income and comprehensive income	15,299		15,299

Equity distributions to owner, net	(141,274)		(141,274)

Balance as at September 30, 2006	38,354	—	38,354

Successor:
Net loss and comprehensive loss	(2,449)		(2,449)

Equity contributions from owner, net	124,938		124,938

Balance as at December 31, 2006	160,843	—	160,843

Net loss	(17,128)		(17,128)
Other comprehensive loss:
Pension plan adjustments		(248)	(248)

Comprehensive loss			(17,376)

Equity distributions to owner, net	(50,470)	—	(50,470)

Balance as at December 31, 2007	93,245	(248)	92,997

Net loss	(152,502)		(152,502)
Other comprehensive loss:
Net unrealized loss on qualifying cash flow hedging instruments		(1,800)	(1,800)
Pension plan adjustments		(2,685)	(2,685)

Comprehensive loss			(156,987)

Equity contributions from owner, net	73,063	(134)	72,929

Balance as at December 31, 2008	13,806	(4,867)	8,939

The accompanying notes are an integral part of the carve-out financial statements.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
1.	Nature of Operations and Economic Dependence

Petrojarl Varg (the Company) consists of the assets, liabilities and operations of the floating production storage and offloading (or FPSO) unit, the Petrojarl Varg FPSO (or the Varg). FPSO units are used as production facilities to develop marginal oil fields or deepwater areas remote from existing pipeline infrastructure. The Varg is a 1998-built FPSO unit and is employed on a contract with Talisman Energy Norge AS (or Talisman), which expires in June 2013 (the Talisman Contract). All of the Company’s revenues during each of the periods presented have been earned pursuant to contracts with this customer. Furthermore, substantially all of the Company’s accounts receivable are due from Talisman. Consequently, the Company is exposed to loss should Talisman not be able to pay amounts owing for services provided under the Talisman Contract and is economically dependent upon Talisman to fulfill its contractual obligations. The Company requires no collateral from Talisman. The Varg operates on the Varg field, which is situated on the Norwegian Continental Shelf in the North Sea.

On September 10, 2009, the Varg and the Talisman Contract (the Varg Business) were sold from wholly-owned subsidiaries of Teekay Corporation (or Teekay) to Teekay Offshore Partners L.P. (or Teekay Offshore). See note 15.

2.	Basis of Presentation

The carve-out financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). Intercompany balances and transactions have been eliminated within the carve-out financial statements. These financial statements include a carve-out of the operations of the Varg from certain subsidiaries of Teekay Corporation that business was conducted from. The preparation of these carve-out financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the carve-out financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay to the Company, and while management believes such estimates to be reasonable, such estimates may not be reflective of actual results after the sale of the Varg Business to Teekay Offshore.

Teekay acquired a 65% interest in the Varg, via its acquisition of 65% of Petrojarl ASA, which operated five FPSOs, in October 2006. Petrojarl ASA was subsequently renamed Teekay Petrojarl AS (or Petrojarl). Teekay acquired the remaining 35% of Petrojarl in June 2008. The Varg’s share of the goodwill recognized from these acquisitions, and any subsequent impairment, has been allocated to the Company. The pro-rata share was determined using the relative fair value of the Varg Business compared to the fair value of all net assets acquired in these acquisitions. Changes in the carrying value of the Varg and the Talisman contract were specifically identifiable and were also allocated to the Company. For periods subsequent to October 2006 and prior to June 30, 2008, a 35% non-controlling interest has been allocated to the Company. This allocation is based on the operations of the Varg that have been carved-out from Petrojarl and its subsidiaries. Periods prior to Teekay obtaining control of Petrojarl in October 2006 are referred to in these carve-out financial statements as the Predecessor. Periods subsequent to Teekay obtaining control of Petrojarl in October 2006 are referred to in these carve-out financial statements as the Successor. The purchase of Petrojarl resulted in the carrying value of Teekay’s 65% share of Petrojarl’s assets and liabilities being adjusted to fair value. Consequently, the results of operations of the Predecessor and the Successor are not comparable.

Petrojarl uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Company were in certain cases, co-mingled with cash and cash equivalents from other operations of Petrojarl. Cash and cash equivalents in co-mingled bank accounts is not reflected in the balance sheet of the Company. However, any cash transactions from these bank accounts that were made on behalf of the Company are reflected in these carve-out financial statements as increases or decreases in owner’s equity.

Prior to the sale of the Varg to Teekay Offshore, the Varg was used as collateral for certain credit facilities (the Varg Credit Facilities). The Varg’s pro-rata share of the Varg Credit Facilities has been allocated to the Company. The pro-rata share was determined using the relative fair value of the Varg Business compared to the fair value of all net assets used as collateral for these facilities. The Varg Credit Facilities were used directly to partially finance the acquisition of the Varg. Interest has been allocated to the Company based on the Varg’s share of these credit facilities. In addition, Teekay used certain of its corporate credit facilities to finance the remaining portion of the acquisition of the Varg. Interest has been allocated to the Company based on the amount drawn on these facilities at the time of the acquisition and the parent company’s weighted average borrowing cost. In addition, Teekay has entered into certain interest rate swaps. The Varg’s pro-rata share of these interest rate swaps has been allocated to the Company. The pro-rata share was determined using the relative fair value of the Varg Business compared to the fair value of all net assets used as collateral for these facilities.

Prior to the sale of the Varg to Teekay Offshore, the operations of the vessel were generally subject to Norwegian tax. The operations of the vessel were carved-out from a number of different subsidiaries of Teekay Corporation. Certain of these subsidiaries were a part of one or more Norwegian tax groups. Income tax attributable to the Varg has been allocated using the separate return method. Under this method, income tax is calculated as if the Varg had been in its own tax group and not part of a larger tax group. The income taxes attributable to the Varg reflect its historical tax status and do not reflect its change in tax status as a result of the September 2009 sale of the Varg from a taxable Norwegian entity owned by Teekay to a non-taxable Marshall Islands entity owned by Teekay Offshore. Current tax payable related to Varg is assumed in these financial statements to be paid by Teekay and has been reflected as an increase in owner’s equity.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
2.	Basis of Presentation (cont’d)

General and administrative expenses consist primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment. General and administrative costs primarily originate from Teekay Petrojarl, which operates all of Teekay’s FPSOs. General and administrative costs of Teekay Petrojarl’s operational staff were allocated to the Company based on the relative amount of time these employees spent on the Varg operations compared to the operations of Teekay Petrojarl’s other FPSO’s. All other general and administrative costs of Teekay Petrojarl, which include administrative and support staff and the cost of facilities, were allocated to the Company based on the relative number of vessels of Petrojarl compared to the total number of FPSO’s owned and operated by Teekay Petrojarl. General and administrative costs were also allocated to the Company from Teekay’s head office based on the nature and extent of support services and executive oversight provided to Teekay Petrojarl, for the Varg. In addition, Teekay has entered into certain foreign exchange forward contracts to minimize the impact from changes in the foreign exchange rate between the Norwegian Kroner and the US Dollar on its operating expenditures. A portion of these foreign exchange forward contracts have been accounted for as hedges and were allocated to the Company based on the relative amount of Norwegian Kroner expenditures from the Varg compared to Petrojarl’s other operations.

3.	Significant Accounting Policies
a.	Reporting and functional currency

The carve-out financial statements are stated in U.S. Dollars. The functional currency of the Company is U.S. Dollars because the economic environment it operates in primarily uses the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected separately in the accompanying carve-out statements of income (loss).

b.	Revenues and operating expenses

The Company recognizes revenues from the day-rate component of the FPSO contract daily over the term of the contract as the applicable vessel operates under the contract. The lease component of the day-rate is recognized on a straight line basis over the term of the contract. The Company does not recognize revenue during days that the vessel is off-hire. The Company may receive certain incentive-based revenue that is dependent upon the operating performance of the vessel. This incentive-based revenue is recognized when earned by fulfillment of the applicable performance criteria. Other incidental revenues from the FPSO contract are recognized as service is performed. Revenues that will be earned in subsequent periods are deferred.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses and are recognized when incurred.

c.	Cash and cash equivalents

The Company classifies all highly liquid investments with a maturity date of three months or less at inception as cash equivalents.

d.	Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is Teekay’s best estimate of the amount of probable credit losses in existing accounts receivable. Teekay determines the allowance based on historical write-off experience and customer economic data. Teekay reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged against the allowance when the Company believes that the receivable will not be recovered. No allowance for doubtful accounts was required at December 31, 2008 and 2007.

e.	Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over the vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, commencing the date the vessel is delivered from the shipyard. Depreciation of vessels and equipment for the years ended December 31, 2008, 2007, the three months ended December 31, 2006 and the nine months ended September 30, 2006 aggregated $20.1 million, $17.7 million, $4.4 million and $6.1 million.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
3.	Significant Accounting Policies (cont’d)
Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel that are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the asset.

f.	Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are deferred and presented as other non-current assets. Debt issuance costs of revolving credit facilities are amortized on a straight-line basis over the term of the relevant facility. Amortization of debt issuance costs is included in interest expense.

g.	Derivative instruments

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying carve-out balance sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Company generally does not apply hedge accounting to its derivative instruments, except for certain foreign currency forward contracts.

When a derivative is designated as a cash flow hedge, Teekay formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in owner’s equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from owner’s equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in owner’s equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item. If the hedged items are no longer possible of occurring, amounts recognized in owner’s equity are immediately transferred to earnings.

For derivative financial instruments that are not designated or that do not qualify as hedges under Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated derivative instruments are recorded in realized and unrealized gain (loss) on non-designated derivative instruments in the Company’s carve-out statements of income (loss).

h.	Goodwill

Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
3.	Significant Accounting Policies (cont’d)
i.	Income taxes

The Company accounts for income taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes, in conjunction with the separate return method for tax allocation. Under the liability method, income tax is calculated as if the Varg had been in its own tax group and not part of a larger tax group. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company recognizes interest and penalties related to uncertain tax positions in income tax benefit (expense).

j.	Employee pension plans

The Company has a number of defined benefit pension plans covering certain of its employees. The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. In accordance with SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statement Nos. 87, 88, 106 and 132R (or SFAS 158) the overfunded or underfunded status of the defined benefit pension plan is recognized as assets or liabilities in the carve out balance sheets. The statement also requires the Company to recognize as a component of other comprehensive income the gains or losses that arise during a period but that are not recognized as part of net periodic benefit costs in the current period.

k.	Comprehensive income (loss)

The Company follows SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income (loss) and its components in the carve-out financial statements.

As at December 31, 2008 and 2007, the Company’s accumulated other comprehensive loss consisted of the following components:

	December 31, 2008	December 31, 2007
	$	$

Unrealized loss on derivative instruments (net of tax of $(0.7) million)	(1,800)	—
Pension adjustments (net of tax of $(1.2) million and $(0.1) million)	(3,067)	(248)

Accumulated other comprehensive loss	(4,867)	(248)

4.	Teekay’s Acquisition of Teekay Petrojarl ASA

Teekay acquired a 65% interest in the Varg, via its acquisition of 65% of Petrojarl ASA (subsequently renamed Teekay Petrojarl or Petrojarl) in October 2006. Teekay acquired the remaining 35% of Petrojarl in June 2008. The acquisitions were financed through a combination of bank financing and cash balances. The portion of the purchase price of these two acquisitions, which was specific to the Varg, was $241.7 million and $134.2 million, respectively. The acquisitions were financed with debt.

The Predecessor carve-out financial statements reflect the historical cost basis of the assets and liabilities of the Company. Both purchases of Teekay Petrojarl by Teekay were accounted for using the purchase method of accounting. On October 1, 2006 and June 30, 2008, the designated effective dates of Teekay’s acquisition of the original 65% interest and remaining 35% in Teekay Petrojarl, the estimated fair value of assets and liabilities of the Company were determined. Teekay’s share of the difference between the estimated fair values and corresponding carrying values were added to the existing carrying values on October 1, 2006 (65% share) and June 30, 2008 (35% share).

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
4.	Teekay’s Acquisition of Teekay Petrojarl ASA (cont’d)

The following table is a condensed balance sheet of the Varg, which shows the amounts assigned to each major asset and liability caption of the acquired entity at the acquisition on October 1, 2006.

October 1,
2006
$

ASSETS
Cash and cash equivalents	31,451
Other current assets	6,064
Vessels and equipment	286,379
Deferred tax assets	16,892
Other non-current assets	355
Goodwill (note 5)	88,578

Total assets acquired	429,719

LIABILITIES
Accounts payable and accrued liabilities	7,596
Unfavorable contract	27,577
Long-term debt	137,838
Other long term liabilities	1,467

Total liabilities assumed	174,478

Non-controlling interest	13,559

Net assets acquired (cash consideration)	241,682

The June 2008 acquisition resulted in increases in vessels and equipment ($75.9 million), other non-current assets ($0.5 million), goodwill ($49.2 million), deferred income tax liability ($16.5 million), a decrease in non-controlling interest of $25.1 million and an increase to owner’s equity of $134.2 million, which represents a contribution of equity from Teekay.

5.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007 and the three months ended December 31, 2006 are as follows:

	December 31, 2008	December 31, 2007	December 31, 2006
	$	$	$

Balance at beginning of period	82,357	86,763	—
Goodwill acquired	49,174	—	88,578
Reduction of deferred tax valuation allowance (note 11)	(4,128)	(4,406)	(1,815)
Goodwill impairment (1)	(127,403)	—	—

Balance at end of period	—	82,357	86,763

(1)	During the fourth quarter of 2008, sufficient indicators of impairment existed, including a significant and sustained decline in Teekay’s market capitalization below book value, deteriorating market conditions and tightening credit markets, such that the Company performed an interim goodwill impairment test as of December 31, 2008.

Fair value of the reporting unit is estimated using a discounted cash flow model that estimates fair value based upon estimated future cash flows discounted to their present value using Teekay’s estimated weighted average cost of capital. The fair value may vary depending on the assumptions and estimated used, most significantly the discount rate applied. Based on the analysis performed, a goodwill impairment of $127.4 million was recognized in the Company’s carve-out statement of income (loss) for the year ended December 31, 2008.
6.	Unfavorable Contract

As part of the Company’s acquisition of Teekay Petrojarl in October 2006, it assumed an FPSO contract with terms that were less favorable than prevailing market terms at the time of acquisition. The Company recognized a liability on the date of acquisition based on the estimated fair value of this contract. The Company is amortizing this liability to revenue over the expected duration of the contract (June 2009). The amount of amortization each period is weighted basis based on the projected revenue to be earned under the contract. Subsequently, the Company entered into an agreement with Talisman to employ the Varg on an FPSO contract, at then prevailing market terms, until July 2013, with full effect commencing July 1, 2009.

Amortization of the unfavorable contract liability for the years ended December 31, 2008, 2007 and the three months ended December 31, 2006 aggregated $9.8 million, $10.5 million, and $2.5 million, respectively. These amounts are included in revenues in the carve-out statements of income (loss). The unamortized balance at December 31, 2008 of $4.9 million has been fully amortized during 2009.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
6.	Unfavorable Contract (cont’d)

As at December 31, 2008, minimum scheduled future revenues to be received by the Company from its FPSO contract are as follows:

2009	$82,863
2010	81,794
2011	81,794
2012	82,018
2013	40,561

Total minimum future rentals (1) (2) (3)	369,028

(1)	In certain situations the vessel may receive a lower daily rate or no revenue at all as a result of certain events, such as unscheduled repair and maintenance work. The minimum scheduled future revenues assume that there will be no such reduction to revenue however actual results may be different.

(2)	The minimum scheduled future revenues should not be construed to reflect total revenues for any of the years as the amounts exclude potential incentive-based revenue and certain incidental revenues, which are dependent upon performance metrics and the amount of additional services performed.

(3)	A component of the daily rate under the FPSO contract is denominated in Norwegian Kroner. The amounts included in the table above have been determined using the US Dollar/Norwegian Kroner exchange rate on December 31, 2008. Actual results may be different based on future changes in foreign exchange rates.
7.	Accrued Liabilities

	December 31, 2008	December 31, 2007
	$	$

Vessel expenses	2,969	2,820
Payroll and benefits and other	691	645

Total	3,660	3,465

8.	Long-Term Debt

	December 31,	December 31,
	2008	2007
	$	$

U.S. Dollar-denominated Revolving Credit Facility due June 2011	113,451	137,838
U.S. Dollar-denominated Revolving Credit Facility due September 2011	157,327	89,064

	270,778	226,902
Current portion	—	5,300

Total	270,778	221,602

Prior to the sale of the Varg to Teekay Offshore, the Varg was used as collateral for two credit facilities (the Varg Credit Facilities). The Varg’s pro-rata share of the Varg Credit Facilities has been allocated to the Company. This allocation is described in Note 2. The amounts referred to in the balance of this note reflect only the Varg’s share of these credit facilities.

As at December 31, 2008, Teekay’s U.S. dollar-denominated revolving credit facility due June 2011 (or Petrojarl Revolver) provided for borrowings of up to $132.5 million ($151.6 million — 2007), of which $19.1 million ($13.8 million -2007) was undrawn. The total amount available under the Petrojarl Revolver reduces by $19.1 million (2009), $19.1 million (2010) and $94.4 million (2011). The Petrojarl Revolver is guaranteed by certain subsidiaries of Teekay Petrojarl for all outstanding amounts and contain covenants that require Teekay Petrojarl to maintain; (a) a ratio of earnings before interest, taxes, depreciation and amortization (or EBITDA) to net interest expense of greater than 2.5 times; (b) free liquidity (cash and cash equivalents and undrawn committed revolving credit lines) of at least $40.0 million; (c) a ratio of EBITDA to expected interest and principal payments for the subsequent 12 months of at least 1.1 times; and (d) a fair market value of the FPSOs greater than 1.5 times the outstanding amount on the facility. The Petrojarl Revolver is collateralized by first-priority mortgages granted on five of Teekay Petrojarl’s vessels, including the Varg, together with other related security. As at December 31, 2008, all loan covenants were complied with.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
8.	Long-Term Debt (cont’d)

As at December 31, 2008, Teekay’s U.S. dollar-denominated revolving credit facility due September 2011 (or TPO Revolver) provided for borrowings of up to $157.3 million ($157.3 million — 2007), of which $nil million ($68.2 million -2007) was undrawn. The total amount available under the TPO Revolver reduces in full on maturity of the revolver in 2011. The TPO Revolver is guaranteed by Teekay for all outstanding amounts and contain covenants that require Teekay to maintain free liquidity (cash and cash equivalents) of at least $50.0 million and maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay. The TPO Revolver is collateralized by shares of the borrower, together with other related security. As at December 31, 2008, all loan covenants were complied with.

Interest payments on the two revolving credit facilities are based on LIBOR plus a margin. At December 31, 2008, the margins ranged between 0.65% and 0.75% (0.65% and 0.75% — 2007). The weighted-average effective interest rate on the Company’s long-term debt as at December 31, 2008 was 2.93% (December 31, 2007 — 5.58%). These rates do not include the effect of the Company’s interest rate swaps. See note 10.

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2008 are $19.1 million (2010) and $251.7 million (2011).

9.	Fair Value Measurements and Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements. In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (FSP 157-2), the Company deferred the adoption of SFAS No. 157 for its non-financial assets and non-financial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The Company’s non-financial assets and non-financial liabilities recognized or disclosed at fair value include those initially measured at fair value in a business combination and the second step of a goodwill impairment test, its reporting unit measured at fair value in the first step of a goodwill impairment test, and a long-lived asset group measured at fair value for purposes of an impairment assessment. The adoption of SFAS No. 157 did not have a material impact on the Company’s fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents — The fair value of the Company’s cash and cash equivalents approximates its carrying amounts reported in the carve-out balance sheets.

Long-term debt — The fair values of the Company’s long-term debt are based on estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of Teekay.

Derivative instruments — The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both Teekay and the derivative counterparties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The estimated fair value of the Company’s financial instruments and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis is as follows:

		December 31, 2008		December 31, 2007

		Carrying		Carrying
		Amount	Fair Value	Amount	Fair Value
	Fair Value	Asset	Asset	Asset	Asset
	Hierarchy	(Liability)	(Liability)	(Liability)	(Liability)
	Level	$	$	$	$

Cash and cash equivalents		860	860	7,635	7,635
Long-term debt		(270,778)	(259,330)	(226,902)	(226,902)
Derivative instruments (1) (note 10)
Interest rate swap agreements	Level 2	(43,309)	(43,309)	(12,116)	(12,116)
Foreign currency forward contracts	Level 2	(3,870)	(3,870)	2,850	2,850

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
10.	Derivative Instruments and Hedging Activities

The Company uses derivatives in accordance with its overall risk management policies. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates.

Foreign Currency Fluctuation Risk

The Company hedges portions of its forecasted expenditures denominated in Norwegian Kroner with foreign currency forward contracts. Subsequent to 2007, certain of these foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive income (loss), until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive income (loss) is released to earnings and is recorded within operating expenses, based on the nature of the expense. The ineffective portion of these foreign currency forward contracts has also been reported in operating expenses, based on the nature of the expense. The total amount of losses recorded in vessel operating expenses and general and administrative expenses during 2008 was $0.7 million and $0.6 million, respectively. Included within these amounts are gains of $0.1 million and $0.1 million, respectively from the ineffective portion of the Company’s foreign currency forward contracts.

For foreign currency forward contracts that are not designated as hedges under SFAS No. 133, the changes in their fair value are recognized in earnings and are reported in realized and unrealized gains (losses) on non-designated derivatives in the carve-out statements of income (loss). The amount of realized and unrealized gains (losses) was $(1.6) million for 2008, $4.1 million for 2007, $0.9 million for the three months ended December 31, 2006, and $(0.6) million for the nine months ended September 30, 2006.

As at December 31, 2008, the Company was committed to the following foreign currency forward contracts:

	Contract Amount in	Fair Value / Carrying	Average	Expected Maturity
	Norwegian Kroner	Amount of Liability	Forward	2009	2010
	(in thousands)	$	Rate(1)	$	$

Norwegian Kroner	176,750	3,870	6.08	19,603	9,473

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
As at December 31, 2008, the Company’s accumulated other comprehensive loss included $1.8 million of unrealized losses (net of tax) on foreign currency forward contracts designated as cash flow hedges ($nil — December 31, 2007). As at December 31, 2008, the Company estimated, based on December 31, 2008 foreign exchange rates, that it would reclassify approximately $1.6 million of net losses on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the following 12 months.

Interest Rate Risk

The Company enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its US dollar LIBOR denominated borrowings. Realized and unrealized gains (losses) relating to the Company’s interest rate swaps have been reported in realized and unrealized gains (losses) on non-designated derivatives in the consolidated statements of income (loss).

Net realized and unrealized losses of $35.7 million were recognized during 2008, $11.2 million during 2007, $0.1 million during the three months ended December 31, 2006 and nil during the nine months ended September 30, 2006, relating to its interest rate swaps.

As at December 31, 2008, the Company was committed to the following interest rate swap agreements:

Fair Value /
			Carrying	Weighted-	Fixed
	Interest	Principal	Amount of	Average	Interest
	Rate	Amount	Liability	Remaining Term	Rate
	Index	$	$	(Years)	(%)(1)

U.S. Dollar-denominated interest rate swaps	LIBOR	318,088	43,309	6.1	5.1

i.	Excludes the margin the Company pays on its variable-rate debt, which as at December 31, 2008 ranged from 0.65% and 0.75%.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
10.	Derivative Instruments and Hedging Activities (cont’d)

Counterparty Credit Risk

The Company is potentially exposed to credit loss in the event of non-performance by the counterparties to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or Aa3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

11.	Income Taxes

These financial statements include a carve-out of the operations of the Varg from certain subsidiaries of Teekay (see Note 2). Certain of these subsidiaries were subject to Norwegian taxation. The remaining subsidiaries and Teekay are incorporated in legal jurisdictions that do not impose income taxes.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. The Company adopted FIN 48 as of January 1, 2007. The adoption did not have a material impact on the carve-out financial statements of the Company. The tax years 2007 through 2008 remain open to examination by the Norwegian tax authorities. The Company had no unrecognized uncertain tax benefits during the periods covered by these financial statements.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,	December 31,
	2008	2007
	$	$

Deferred tax assets:
Vessels and equipment (1)	—	10,467
Tax losses carried forward (2)	14,501	10,508
Unfavorable contract	1,206	4,931
Derivative instruments	2,234	—
Other	1,112	310

Gross deferred tax assets	19,053	26,216
Valuation allowance	—	(7,701)

Total deferred tax assets	19,053	18,515

Deferred tax liabilities:
Vessels and equipment (1)	12,625	—
Unrealized foreign currency gains	—	6,335
Other	96	185

Total deferred tax liabilities	12,721	6,520

Net deferred tax assets	6,332	11,995

(1)	Deferred tax assets from vessels and equipment decreased during 2008 and deferred tax liabilities from vessels and equipment increased during 2008 as a result of the increase in accounting carrying value from the purchase of the remaining 35% of Petrojarl ASA in June 2008.

(2)	All of the Company’s net operating loss carryforwards of $51.8 million are available to offset future taxable income in Norway, and can be carried forward indefinitely. None of these loss carryforwards were available to be used by Teekay Offshore, subsequent to its acquisition of the Varg.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
11.	Income Taxes (cont’d)

Income tax benefit (expense) attributable to continuing operations for the years ended December 31, 2008 and 2007, the three months ended December 31, 2006 and the nine months ended September 30, 2006 are as follows:

	Successor			Predecessor

	Year	Year	Three Months	Nine Months
	Ended December 31,	Ended December 31,	Ended December 31,	Ended September 30,
	2008	2007	2006	2006
	$	$	$	$

Current tax expense — Foreign	—	—	(1,173)	(3,546)
Deferred tax benefit (expense) — Foreign	5,640	(11,997)	(2,034)	—

Total income tax benefit (expense)	5,640	(11,997)	(3,207)	(3,546)

A substantial majority of the Company’s monetary assets and liabilities are US dollar denominated. Consequently, the Company has incurred significant unrealized foreign currency gains and losses in its local currency statutory financial statements that are used for Norwegian corporate income tax reporting purposes. These unrealized foreign currency gains and losses are not reflected in these US dollar carve-out financial statements, however they do affect the Company’s provision for income taxes. Consequently, a consolidated weighted average tax rate will vary from year to year according to changes in foreign currency exchange rates. A reconciliation of total income tax benefit (expense) to the income tax expense calculated using the Norwegian statutory income tax rate of 28%, which is applicable to the majority of the Company’s operations, for the years ended December 31, 2008 and 2007, the three months ended December 31, 2006 and the nine months ended September 30, 2006 is as follows:

	Successor			Predecessor

	Year	Year	Three Months	Nine Months
	Ended December 31,	Ended December 31,	Ended December 31,	Ended September 30,
	2008	2007	2006	2006
	$	$	$	$

Income (loss) before income taxes and non-controlling interest	(154,401)	923	2,671	18,845
Income not subject to taxes in Norway	162,575	15,247	1,479	—

Income subject to taxes in Norway	8,173	16,170	4,150	18,845

Income tax expense at the Norwegian statutory rate of 28%	(2,288)	(4,528)	(1,162)	(5,277)
Foreign currency impact on monetary items	8,689	(4,796)	(1,262)	1,578
Valuation allowance changes	(812)	(2,620)	(760)	231
Other	51	(53)	(23)	(78)

Total income tax benefit (expense)	5,640	(11,997)	(3,207)	(3,546)

12.	Related Party Transactions

The following related party transactions consist of allocations from Teekay, the basis for which is explained in note 2.
a)	General and administrative expenses (consisting primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) have been allocated to the Company from Teekay based on estimated use of resources. The amount allocated was $6.6 million for 2008, $7.8 million for 2007, $2.2 million for the three months ended December 31, 2006 and $9.5 million for the nine months ended September 30, 2006.

b)	Interest expense on credit facilities of Teekay that were used to finance the acquisition of the Varg have been allocated to the Company. The amount allocated was $16.7 million for 2008, $24.6 million for 2007, $6.7 million for the three months ended December 31, 2006 and $6.6 million for the nine months ended September 30, 2006.

c)	Interest rate swaps of Teekay that were entered into to offset increases or decreases in the variable-rate interest payments of the Varg Credit Facilities and the corporate facilities have been allocated to the Company. The amount of the loss allocated was $35.7 million for 2008, $11.2 million for 2007, and $0.1 million for the three months ended December 31, 2006. These amounts are reflected in the realized and unrealized gain (loss) on non-designated derivative instruments in the carve-out statements of income (loss).

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
12.	Related Party Transactions (cont’d)
d)	Foreign exchange forward contracts of Teekay that were entered into to minimize the impact from changes in the foreign exchange rate between the Norwegian Kroner and the US Dollar on operating expenses of the Varg have been allocated to the Company. The amount of the gain (loss) allocated was ($5.4) million for 2008, of which ($0.7) million is reflected in vessel operating expenses, ($0.6) million is reflected in general and administrative expenses, ($1.6) million in realized and unrealized gain (loss) on non-designated derivative instruments and ($2.5) million in other comprehensive loss. The amount of the gain (loss) allocated was $4.1 million for 2007, all of which was reflected in realized and unrealized gain (loss) on non-designated derivative instruments in the carve-out statements of income (loss). The amount of the gain (loss) allocated was $0.9 million for the three months ended December 31, 2006 and ($0.6) million for the nine months ended September 30, 2006, all of which was reflected in realized and unrealized gain (loss) on non-designated derivative instruments in the carve-out statements of income (loss).

e)	Teekay uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Company were in certain cases, co-mingled with cash and cash equivalents from other operations of Teekay. Cash and cash equivalents in co-mingled bank accounts is not reflected in the balance sheet of the Company. However, any cash transactions from these bank accounts that were made on behalf of the Company are reflected in these carve-out financial statements as increases or decreases in owner’s equity. The net amount of these equity contributions (distributions) was $73.1 million for 2008, ($50.5) million for 2007, $124.9 million for the three months ended December 31, 2006 and ($141.3) million for the nine months ended September 30, 2006.
13.	Pension Benefits
a)	Defined Benefit Pension Plans
The Company has two defined benefit pension plans (or the Plans) covering certain of its employees. The Plans have a December 31st measurement date. The following table provides information about changes in the benefit obligation and the fair value of the Plans assets, a statement of the funded status, and amounts recognized on the Company’s carve-out balance sheets:

	December 31,	December 31,
	2008	2007
	$	$

Change in benefit obligation:
Beginning balance	7,028	5,512
Service cost	1,105	966
Interest cost	315	291
Actuarial loss (gain)	3,066	(630)
Benefit payments	(28)	(20)
Exchange rate changes	(2,392)	909

Ending balance	9,094	7,028

Change in fair value of plan assets:
Beginning balance	6,056	3,583
Actual return	158	391
Employer contributions	993	1,410
Benefit payments	(28)	(20)
Administration expenses	(13)	(12)
Exchange rate changes	(1,551)	704

Ending balance	5,615	6,056

Funded status:
Net underfunded status of the plans	(3,479)	(972)
Payroll tax on funded status	(490)	(136)

Net asset (liability) recognized on balance sheet	(3,969)	(1,108)

Amounts recognized in the carve-out balance sheets:
Other long-term liabilities	3,969	1,108
Accumulated other comprehensive loss
Net actuarial losses (1)	4,261	531

(1)	As at December 31, 2008, the estimated amount that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2009 is $0.2 million.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
13.	Pension Benefits (cont’d)

As of December 31, 2008 and 2007, the accumulated benefit obligation for the Plans was $5.7 million and $4.5 million, respectively. The following table provides information for those pension plans with a benefit obligation in excess of plan assets and those pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31,	December 31,
	2008	2007
	$	$

Benefit obligation	9,094	7,028
Fair value of plan assets	5,615	6,056

Accumulated benefit obligation	5,757	—
Fair value of plan assets	5,615	—

The components of net periodic pension cost consisted of the following:

	Successor			Predecessor
	Year	Year	Three Months	Nine Months
	Ended	Ended	Ended	Ended
	December	December	December	September
	31,	31,	31,	30,
	2008	2007	2006	2006
	$	$	$	$

Net periodic pension cost:
Service cost	1,105	966	175	522
Interest cost	315	291	52	155
Expected return on plan assets	(361)	(244)	(35)	(104)
Administration expenses	13	12	3	8
Payroll tax	151	145	28	82

Net cost	1,224	1,170	223	663

b)	Contributions and Estimated Future Benefit Payments
For the years ended December 31, 2008 and 2007, the Company made contributions into the Plans of $1.0 million and $1.4 million, respectively. The Company estimates that it will make contributions of $0.7 million during 2009.

The following table provides the estimated future benefit payments, which reflect expected future service, to be paid by the Plans:

Pension
Benefit
Payments
Year	$

2009	76
2010	77
2011	79
2012	80
2013	82
2014 - 2018	418

Total	812

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
c)	Investment Policy and Asset Allocation
Investments in hold to maturity bonds, real estate and money market instruments make up the foundation of the Plans’ investments and provide a stable rate of return to the Plans. Hold to maturity bonds consist of government guaranteed bonds and bonds of municipal and financial issuers. The investment policy for the Company’s Plans currently provides for target asset allocations of 20% for equity investments, 52% for fixed income investments, 11% for money market investments, 15% for real estate investments and 2% for other investments. The investment strategy is to actively manage a portfolio that is diversified amongst asset classes, markets and regions. The Plans do not invest in companies that do not meet certain socially responsible investment criteria. Risk management strategies employed include gradual implementation of portfolio adjustments and employing derivative instruments to hedge currency risk.

The plan asset allocations as at December 31, 2008 and 2007 for the Company’s Plans, by asset category were as follows:

	December 31,	December 31,
	2008	2007
	$	$

Equity investments	12%	25%
Debt securities	59%	48%
Money market	8%	8%
Real estate	17%	16%
Other	4%	3%

Total	100%	100%

d)	Weighted Average Assumptions Used
The weighted average assumptions used to determine benefit obligations at December 31, 2008 and 2007 were as follows:

	December 31,	December 31,
	2008	2007
	$	$

Discount rates	3.80%	4.70%
Rate of compensation increase	4.00%	4.50%

The weighted average assumptions used to determine net pension expense for the years ended December 31, 2008 and 2007, the three months ended December 31, 2006 and the nine months ended September 30, 2006 were as follows:

	Successor			Predecessor
	Year	Year	Three Months	Nine Months
	Ended December 31,	Ended December 31,	Ended December 31,	Ended September 30,
	2008	2007	2006	2006
	$	$	$	$

Discount rates	3.80%	4.70%	4.25%	4.25%
Rate of compensation increase	4.00%	4.50%	4.50%	4.50%
Expected long-term rates of return (1)	5.80%	5.75%	5.40%	5.40%

(1)	To the extent the expected return on plan assets varies from the actual return, an actuarial gain or loss results. The expected long-term rates of return on plan assets assumptions is based on an estimated weighted average of long-term returns of major asset classes. In determining asset class returns, the Company takes into account long-term returns of major asset classes, historical performance of plan assets, as well as the current interest rate environment.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
14.	Recent Accounting Pronouncements Not Yet Adopted
a)	In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (or SFAS No. 168). SFAS No. 168 identifies the source of authoritative generally accepted accounting principles (or GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, SFAS No. 168 will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the SFAS No. 168 will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted SFAS No. 168 on July 1, 2009 and it did not have an impact on the carve-out financial statements.

b)	In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (or SFAS No. 167). SFAS No. 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Company is currently assessing the potential impact, if any, of this statement on its carve-out financial statements.

c)	In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 (or SFAS No. 166). SFAS No. 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS No. 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The Company is currently assessing the potential impact, if any, of this statement on its carve-out financial statements.

d)	In August 2009, the FASB issued an amendment to FASB ASC 820, Fair Value Measurements and Disclosures that clarifies the fair value measurement requirements for liabilities that lack a quoted price in an active market and provides clarifying guidance regarding the consideration of restrictions when estimating the fair value of a liability. This amendment will be effective for the Company on October 1, 2009. The Company is currently assessing the potential impacts, if any, on its carve-out financial statements.

e)	In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Company on January 1, 2010. The Company is currently assessing the potential impacts, if any, on its carve-out financial statements.

f)	In April 2009, the FASB issued SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly. SFAS 157-4 amends SFAS 157, Fair Value Measurements to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. SFAS 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly. SFAS 157-4 supersedes SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active. The guidance in SFAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. Early adoption is permitted, but only for periods ending after March 15, 2009. The Company adopted SFAS 157-4 on January 1, 2009 and it did not have a material impact on its carve-out financial statements.

g)	In April 2009, the FASB issued SFAS 107-1 and APB 28-1, Interim Disclosures About Fair Value of Financial Instruments. SFAS 107-1 extends the disclosure requirements of SFAS 107, Disclosures about Fair Value of Financial Instruments to interim financial statements of publicly traded companies as defined in APB Opinion No. 28, Interim Financial Reporting. SFAS 107-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted SFAS 107-1 on April 1, 2009 and it did not have a material impact on its carve-out financial statements.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
14.	Recent Accounting Pronouncements Not Yet Adopted (cont’d)
h)	In April 2009, the FASB issued SFAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies. This statement amends SFAS 141, Business Combinations, to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, in accordance with SFAS 157, if the fair value can be determined during the measurement period. SFAS 141(R)-1 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R)-1 on its consolidated results of operations and financial condition.

i)	In March 2008, the FASB issued SFAS No. 161: Disclosures about Derivative Instruments and Hedging Activities, an amendment of Statement of Financial Accounting Standards No. 133 (or SFAS 161). The statement requires qualitative disclosures about an entity’s objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. The Company adopted SFAS 161 on January 1, 2009 and as a result the Company will apply the disclosure provisions of SFAS No. 160 to its carve-out financial statements.

j)	In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition. The Company adopted SFAS 141(R) on January 1, 2009 and it did not have a material impact on its carve-out financial statements.

k)	In December 2007, the FASB issued SFAS No. 160: Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company adopted SFAS 160 on January 1, 2009 and as a result the Company will apply the presentation and disclosure provisions of SFAS No. 160 to its carve-out financial statements for 2009 and subsequent years on a retrospective basis.
15.	Subsequent Events
a)	On September 10, 2009, Teekay sold its 100% interest in the Varg, together with its four-year fixed contract with Talisman Energy Norge AS, to Teekay Offshore for a purchase price of $320 million. The purchase was financed with $220 million of vendor financing made available by Teekay and the remainder was financed from existing debt facilities of Teekay Offshore. The $220 million vendor financing from Teekay Corporation is comprised of two tranches. The senior tranche is a $160 million short-term facility bearing interest at LIBOR plus a margin of 3.25%. The junior tranche is a $60 million unsecured subordinated debt facility with a maximum term of five years and bears interest at 10% per annum.

b)	Teekay used $100 million of the purchase price, along with other funds to prepay all amounts outstanding under the Varg Credit Facilities.

c)	Immediately preceding the sale of the Varg to Teekay Offshore, Teekay settled certain interest rate swaps, the Varg’s share of which had a notional amount of $84.8 million. The Varg’s share of the settlement cost was $3.2 million.